Tel: (949) 379-2600 Fax: (949) 379-2610	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Anthony F. Geraci*

Christina L. Geraci

Sabine Wromar

Amy E. Martinez

Paul J. Sievers

Nema Daghbandan

Dennis R. Baranowski

Jaspreet Kaur

Kevin S. Kim

Melissa C. Martorella

Melissa L. Lucar

Alexa P. Stephenson

Bryan P. Redington

Aruna K. Hatti**

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. only

January 4, 2018

Era Anagnosti

David Lin

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CF FUND II, LLC, File No. 024-10732
Response to SEC Comments on the Offering Statement on Form 1-A

Dear Ms. Anagnosti:

CF Fund II, LLC (the “Company”) is submitting this letter to supplement its response to Comment #1 of the Securities and Exchange Commission’s November 21, 2017 letter (the “SEC Comments Letter”). The Securities and Exchange Commission shall be referred to as the “Commission”. In addition, on December 29, 2017, counsel for the Company and the Commission’s Legal Branch Chief and Staff Attorney further discussed Comment #1 via a telephone conversation, whereas the counsel was informed to supplement its response via a correspondence submission.

The SEC Comments Letter was provided in response to the Company’s submission of its Offering Statement on Form 1-A. All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the SEC Comments Letter. In addition, please note that as discussed on December 29, 2017, we will not update the Company’s offering circular (“Offering Circular”) unless we have received instructions from the Commission to do so.

1.	Comment: We note your disclosure in paragraph 3 on page 12 stating that CFI, “in its sole and absolute discretion, may reject, postpone an Investor’s subscription, for any reason.” [emphasis added] In addition, we also note your disclosure under “Subscription Agreements” on page 14 indicating that the company has up to 90 days to accept or reject a subscription and that during that period subscription agreements are “non-cancelable and irrevocable by the Investor and subscription funds are non-refundable for any reason…”

Re: Response to SEC Comments Letter

January 4, 2018

●	While we note your response and revised disclosures in response to comment two, your ability to postpone subscriptions and have a 90-day period to accept or reject them continue to raise concerns that you may be conducting the offering on a delayed basis. In addition, it is unclear whether the 90-day approval period is imposed on every subscription individually, and how this timing will impact your requirement to meet the minimum offering amount in three months.

●	In light of your disclosure in the middle of page 14 that if the acceptance of a noteholder takes longer than 90 days, an investor may request to recover his investment funds, it is unclear how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires, among other things, a prompt refund unless a specified number of units of the security are sold at a specific price within a specified time.

Please provide us with your legal analysis demonstrating how the suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Securities Act Rule 251(d)(3)(i)(F). In addition, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due if the minimum threshold is not met within three months. Please revise your disclosures throughout the offering statement as necessary to ensure compliance with the noted rules.

Response: Please note we have removed the word “postpone” in order to accurately reflect the Company’s intent to sell the notes on a continuous basis. The Company is not postponing subscriptions in any manner as it is offering its securities at all times.

In addition, the Company is hereby proposing to reduce the 90-day subscription period to a 15-day subscription period. This 15-day subscription period will allow the Company to assess and determine whether an investor is admissible into the offering. This is necessary since the Company has to comply with investor suitability standards for non-accredited investors required by the states of New Jersey and Pennsylvania. This subscription period will be applied to each investor, and will enable the Company to assess the admissibility of each potential investor. Please note that the Company will also simultaneously offer notes to other investors while the 15-day subscription period is applied to any particular investor.

The notes will be offered (and investments will be accepted) on a continuous basis, commencing within two calendar days after the qualification date, and will be offered in an amount that is reasonably expected to be offered and sold within two years from the initial qualification date, as further outlined in Rule 251(d)(3)(i)(f). The Company will offer all of its securities within two calendar days after qualification, and is not requesting to reserve or postpone a portion of its securities to be offered at a later time after qualification, as would be the case in a delayed offering.

Re: Response to SEC Comments Letter

January 4, 2018

Rule 251(d)(3)(i)(f) requires the offer of securities to be continuous, and that the issuer is willing and able to offer all of its securities upon qualification. We respectfully continue to believe we are complying with Rule 251(d)(3)(i)(f). We continue maintain the position that this offering is not a delayed offering. The Company does not intend to hold future undefined offerings of its notes and the Offering Circular is devoid of any provision indicating that the Company will offer a portion of the notes at a separate time from the time of qualification. All of the notes will be offered by the Company upon qualification by the Commission on a continuous basis. The proposed 15-day subscription period is an admission process that allows the Company to determine whether an investor’s is admissible into the offering, while maintaining the right to accept or reject the investor, and it applies uniformly to each investor. While one investor is going through the 15-day subscription period, the Company will offer and sell notes to other investors simultaneously. Therefore, the offering of the notes by the Company will not be closed nor suspended at any point. For purposes of illustration only, if investor 1 signs the subscription agreement on March 1, and investor 2 signs a different subscription agreement on March 2, the Company will have 15 days from March 1 to admit/deny Investor 1, and 15 days from March 2, to admit or deny Investor 2. In this example, the Company will also simultaneously offer the notes to other investors and will not close nor suspend its offering. The 15-day subscription period is not a mechanism utilized by the Company to stop or suspend the offering of the notes until an undefined or defined time.

Moreover, we respectfully continue to assert that the Company’s 15-day subscription period to accept or reject an investor does not impact the state’s requirement to meet the minimum offering amount of $200,000 (the “Minimum Offering Amount”). The Company will have three (3) months from the date of qualification to raise the Minimum Offering Amount, by offering and selling at least four (4) notes to four (4) investors. As required by Rule 251, the offering will commence within two days of qualification. The Company intends to offer the securities immediately upon qualification, and the initial investors who subscribe will be subject to the 15-day subscription period of acceptance or rejection, along with the condition that the Company must raise the Minimum Offering Amount in three (3) months from the date of qualification. Accordingly, for any initial investors who are accepted within the 15-day subscription period, but prior to the Company raising the Minimum Offering Amount, their investment funds will be held in escrow until the Minimum Offering Amount is raised. Thereafter, once the Minimum Offering Amount is raised, the investor will become a Noteholder when the escrow agent automatically releases investor proceeds from the escrow account to the Company’s operating account. Alternatively, if the Minimum Offering Amount is not raised within the three (3) month time frame required by the states of New Jersey and Pennsylvania, the investor will be promptly refunded his or her investment proceeds (as explained in “General Terms of the Notes and Offering – 14. Escrow Account” in the Offering Circular).

Regarding Exchange Act Rule 10b-9(a)(2), the Company has addressed this part of the comment in a previous submission. The Commission did not inquire further about Rule 10 10b-9(a)(2).

Re: Response to SEC Comments Letter

January 4, 2018

We look forward to hearing from you soon. Please feel free to contact me should you have any questions or require additional documentation.

Thank you in advance for your time.

Very truly yours,

/s/ Melissa L. Lucar, Esq.

Melissa L. Lucar, Esq.

Melissa.lucar@geracilawfirm.com